Helix Wind, Inc.
1848 Commercial Street
San Diego, California 92113

September 25, 2009

Via Edgar and Federal Express
Ms. Kate Tillen
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:	Helix Wind, Corp.
Form 10-K for the fiscal year ended December 31, 2008, filed February 10, 2009
Amendment No.2 to Form 10-K for the fiscal year ended December 31, 2008, filed August 14, 2009
Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009 (File No. 000-52107)

Dear Ms. Tillen:

Reference is made to the letter of comment, dated September 18, 2009 (“Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to the above-referenced filings of Helix Wind, Inc. (the “Company”).

Pursuant to the staff’s request in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

HELIX WIND, INC.

By: /s/ Ian Gardner
      Ian Gardner, Chief Executive Officer